UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT No. 4

SCHEDULE 13D

Under the Securities Exchange Act of 1934

eAutoclaims, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

278578

(CUSIP Number)

William Austin Lewis IV

Lewis Asset Management

45 Rockefeller Plaza, Suite 2570

New York, New York 10111

(212) 332-4450

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

January 15, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of 240.13d1 (e), 240.13d-1 (f) or 240.13d-1 (g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a Reporting Person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“ACT”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No 278578

1.	Name of Reporting Person

William Austin Lewis IV

I.R.S. Identification No. of Above Person

2.	Check the appropriate Box if a Member of a Group

(a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds

PF

5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2 (d) or 2 (e)

☐

6.	Citizenship or Place of Organization

U.S.A.

Number of Shares Beneficially Owned By Each Reporting Person With

7.	Sole Voting Power

Reporting person has voting and dispositive power over 14,802,866 shares of Common Stock.

8.	Shared Voting Power

0

9.	Sole Dispositive Power

See Item 7 above.

10.	Shared Dispositive Power

0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

14,802,866 Shares of Common Stock

12.	Check Box if the Aggregate Amount in row (11) Excludes Certain Shares

☐

13.	Percent of Class Represented by Amount in Row (11)

18.0% of the voting power of all equity securities of the Issuer (Based on 82,164,696 shares of Common Stock issued and outstanding as of January 15, 2007

14.	Type of Reporting Person

IN

ITEM 1.	SECURITY AND ISSUER.

This statement relates to shares of Common Stock, par value $0.001 per share, of eAutoclaims, Inc., a Nevada corporation (the “Issuer”) having its principal executive offices at 110 East Douglas Road, Oldsmar, Florida 34677.

ITEM 2.	IDENTITY AND BACKGROUND.

This Statement is filed by the following person (“Reporting Person”):

(a)	Name: William Austin Lewis IV

(b)	Business Address: c/o Lewis Asset Management, 45 Rockefeller Plaza, Suite 2570, New York, New York 10111

(c)	Principal occupation: Investment Portfolio Manager

(d)

During the last five years, the Reporting Person has not (i) been convicted in a criminal proceeding, or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(e)

During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of suchproceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	USA

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Personal funds

ITEM 4.	PURPOSE OF TRANSACTION.

This Reporting Person acquired his interest in the Issuer solely for investment purposes.

The Reporting Person has no present plans or proposals that relate to or that would result in any of the following actions:

1.	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issurer;

2.	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

3.	A sale of transfer of a material amount of assets of the Issuer or any of its subsidiaries;

4.	Any material change in the present capitalization or dividend policy of the Issuer;

5.	Any other material change in the Issuer’s business or corporate structure;

6.	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by and person;

7.

Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

8.	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g) (4) of the Act; or

9.	Any action similar to any of those enumerated above.

Notwithstanding the above, the Reporting Person may make additional purchases of Common Stock either in the open market or in private transactions, including the exercise of warrants, depending on the Reporting Person’s evaluation of the Issuer’s business, prospects and financial condition, the market for the Common Stock, other opportunities available to the Reporting Person, prospects for the Reporting Person’s own business, general economic conditions, money and stock market conditions and other future developments. Depending on the same factors, the Reporting Person may decide to sell all or part of his investment in the Common Stock, although it has no current intention to do so. In addition ,the Reporting Person is assisting the issuer in securing a letter of credit for a new contract which will result in the issuance of additional equity securities of the issuer to a 3rd party not affiliated with the reporting person.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a)

Mr. Lewis’ ownership consists of (i) 4,000,000 shares purchased from the Company in January, 2005, (ii) 6,589,673 shares purchased on the open market, (iii) 1,346,422 shares purchased from a third party investor of July, 2005 as a result of that investor’s conversion of their preferred stock, (iv) 379,271 shares issued to him for his service on the Company’s Board of Directors, to which he was elected in May, 2006 (v) warrants to acquire up to 2,000,000 shares of our Common Stock at a conversion price of $0.30 in connection with a capital raise in January, 2005. The warrants are for three years, (vi) warrants to acquire 150,000 shares of the Company’s stock issued for his work in helping the Company to achieve financing in October, 2005. The warrants are for three years and have a conversion price of $0.20, (vii) 225,000 and 112,500 placement agent unit warrants issued in conjunction with a capital raise in May, 2004. The warrants are for three years and have exercise prices of $0.28 and $0.35 respectively. This amount excludes unvested options to acquire up to 25,000 common shares at exercise prices of $0.15 to $0.16, which vest through October, 2007.

(b)	The Reporting Person has the sole power to vote and to dispose of all shares of the Common Stock of the Issuer owned by him or it directly.

(c)	Mr. Lewis was awarded 187,500 shares by the Board of Directors on January 15, 2007 for his election as Chairman of the Board.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Other than as described in Item 5 above, there are no contracts, arrangements, understandings of relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the issuer, finder’s fees, joint ventures, loan or option arrangement, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power or investment power over the securities of the Issuer.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

None

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 31, 2007

/s/ William Austin Lewis IV
William Austin Lewis IV